                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                    International Alliance Services, Inc.
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                              (Name of Issuer)

                        Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 458875 10 1
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                               (CUSIP Number)

                             Rick L. Burdick, P.C.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 711 Louisiana
                                   Suite 1900
                             Houston, Texas  77002
                               (713) 220-5800
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               April 21, 1997
--------------------------------------------------------------------------------
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d--1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes.)

CUSIP No. 458875 10 1

(1)      Names of Reporting Persons.  S.S. or I.R.S.    Michael G. DeGroote
         Identification Nos. of Above Persons

(2)      Check the Appropriate Box if                   (a)X
         a Member of a Group (See Instructions)         (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)             OO, WC (See Item 3)

(5)      Check if Disclosure of Legal
         Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization           Canadian

Number of Shares     (7)   Sole Voting Power              -0-
   Beneficially
   Owned by Each     (8)   Shared Voting Power          14,247,112
   Reporting
   Person With       (9)   Sole Dispositive Power       14,247,112

                     (10)  Shared Dispositive Power       -0-

(11)     Aggregate Amount Beneficially                  14,247,112
         Owned by Each Reporting Person                 (See Item 5)

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain                   (See Item 5)
         Shares (See Instructions)

(13)     Percent of Class Represented                   33.6%
         by Amount in Row (11)                          (See Item 5)

(14)     Type of Reporting Person (See Instructions)    IN

CUSIP No. 458875 10 1

(1)      Names of Reporting Persons.  S.S. or I.R.S.    Westbury (Bermuda) Ltd.

(2)      Check the Appropriate Box if                   (a)X
         a Member of a Group (See Instructions)         (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)             OO, WC (See Item 3)

(5)      Check if Disclosure of Legal
         Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization           Bermuda

Number of Shares     (7)   Sole Voting Power             -0-
   Beneficially
   Owned by Each     (8)   Shared Voting Power          14,247,112
   Reporting
   Person With       (9)   Sole Dispositive Power       14,247,112

                     (10)  Shared Dispositive Power      -0-

(11)     Aggregate Amount Beneficially                  14,247,112
         Owned by Each Reporting Person                 (See Item 5)

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain                   (See Item 5)
         Shares (See Instructions)

(13)     Percent of Class Represented                   33.6%
         by Amount in Row (11)                          (See Item 5)

(14)     Type of Reporting Person (See Instructions)    CO




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

         Westbury (Bermuda) Ltd., a Bermuda exempted company and successor-in-interest to MGD Holdings Ltd. ("Westbury"), and Mr. Michael G. DeGroote (together, the "Reporting Persons" and individually, the "Reporting Person") hereby make the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder. This Statement is an amendment to the
Schedule 13D dated October 18, 1996 filed jointly by the Reporting Persons (the "Original Schedule 13D").

         Pursuant to Rule 13d-5 under the Exchange Act, the Reporting Persons may be deemed to be members of a "group" with Alliance Holding Corporation ("Alliance") (the Reporting Persons and Alliance may hereinafter be collectively referred to as the "Group"). The Reporting Persons are filing this statement on their own behalf and not on behalf of any other member of the Group pursuant to Rule 13d-1(f)(2) promulgated under the Exchange Act. Upon termination of the Voting Agreement described in Item 6 of the Original
Schedule 13D, the members of the Group will have no further agreement to act together for the purpose of voting the shares of Common Stock held by the Reporting Persons from time to time and, as a result, the existence of a "group" under Rule 13d-5 of the Exchange Act shall terminate at such time.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c), (f)       This Statement is being filed by Westbury, a
Bermuda exempted company, and Mr. Michael G. DeGroote (all of the foregoing collectively, the "Reporting Persons" and individually, the "Reporting Person"). A copy of an agreement among the Reporting Persons with respect to their joint filing of this Statement is attached hereto as Exhibit 1.

         Westbury is engaged principally in investing in securities beneficially owned by Mr. DeGroote. Westbury is the successor-in-interest to MGD Holdings Ltd. ("MGD") as a result of an amalgamation of MGD and Westbury, both Bermuda exempted companies, that was completed April 30, 1997. Mr. DeGroote was the sole stockholder of the amalgamated companies and continues to be the sole stockholder of Westbury. The officers, directors and capital structure of Westbury are the same as existed with MGD. The name, business address, principal occupation or employment and citizenship of each executive officer and director of Westbury are listed on Schedule A, attached hereto and incorporated herein by reference.

         Mr. DeGroote, Chairman of the Board of Issuer, is a Canadian citizen but resides in Bermuda. The principal business address of each of the Reporting Persons is Victoria Hall, 11 Victoria Street, P.O. Box HM 1065, Hamilton, HMEX Bermuda.

         (d) - (e)            During the last five years, none of the Reporting
Persons nor, to the best of any of their knowledge, any of the persons listed on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.




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

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On April 21, 1997, MGD purchased from International Alliance Services, Inc. (the "Issuer") an aggregate of 555,556 units of the Issuer for $9.00 per unit in a private placement. Each unit is comprised of one share of common stock, $.01 par value per share, of the Company ("Common Stock") and one warrant to purchase one share of Common Stock at an exercise price of $11.00 per share, exercisable for a three year period from the date of issuance (a "Unit"). MGD effected the acquisition of such Units with cash on hand.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the Common Stock described in Item 3 as an investment.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) As of May 1, 1997, Westbury, as successor to MGD, beneficially owns for purposes of this Schedule 13D 14,247,112 shares of Common Stock, which includes 6,495,556 shares of Common Stock issuable upon exercise of warrants, representing 33.6% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 35,968,419 shares of Common Stock issued and outstanding as of May 1, 1997.

         In addition, as of May 1, 1997, Mr. DeGroote, as the sole stockholder, a director and President of Westbury, may be deemed to beneficially own all of the shares of Common Stock owned by Westbury, which in the aggregate would consist of 14,247,112 shares of Common Stock. Such shares include 6,495,556 shares of Common Stock issuable upon exercise of warrants, representing 33.6% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 35,968,419 shares of Common Stock issued and outstanding as of May 1, 1997).

         As of May 1, 1997, Mr. Luchak may be deemed to beneficially own 165,700 shares of Common Stock, which includes 150,000 shares of Common Stock issuable upon exercise of warrants which vest within 60 days of the date hereof, representing less than 1% of the outstanding Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 35,968,419 shares of Common Stock issued and outstanding as of May 1, 1997).

         As of May 1, 1997, Mr. Watt may be deemed to beneficially own 200,000 shares of Common Stock, which includes 150,000 shares of Common Stock issuable upon exercise of warrants which vest within 60 days of the date hereof, representing less than 1% of the outstanding Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 35,968,419 shares of Common Stock issued and outstanding as of May 1, 1997).

         The Reporting Persons disclaim beneficial ownership of all shares of Common Stock owned by Messrs. Watt and Luchak.




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
         (b) The Reporting Persons have shared voting power pursuant to the terms of the Voting Agreement (see Item 6 of the Original
Schedule 13D) and sole investment power with respect to 7,751,556 shares of Common Stock owned of record by Westbury. The Reporting Persons have sole voting and investment power with respect to an additional 6,495,556 shares of Common Stock issuable upon exercise of outstanding warrants owned of record by Westbury.

                              Each of Messrs. Luchak and Watt have sole voting
and investment power with respect to all of the shares of Common Stock beneficially owned by each of them.

         (c) Within the last 60 days, the Reporting Persons and Messrs. Luchak and Watt have effected the following transactions:

                              (i)     On March 4, 1997, Mr. Luchak effected the
sale of 1,000 shares of Common Stock at a price of $13.00 per share on the open market.

                              (ii)    On March 6, 1997, Mr. Luchak effected the
sale of 2,000 shares of Common Stock at a price of $12.125 per share on the open market.

                              (iii)   On March 7, 1997, Mr. Luchak effected the
sale of 1,000 shares of Common Stock at a price of $12.375 per share on the open market.

                              (iv)    On March 11, 1997, Mr. Luchak effected the
sale of 1,000 shares of Common Stock at a price of $12.25 per share on the open market.

                              (v)     On March 12, 1997, Mr. Luchak effected the
sale of 1,000 shares of Common Stock at a price of $12.25 per share on the open market.

                              (vi)    On March 13, 1997, Mr. Luchak effected the
sale of 1,000 shares of Common Stock at a price of $12.625 per share on the open market.

                              (vii)   On March 14, 1997, Mr. Luchak effected the
sale of 1,000 shares of Common Stock at a price of $12.75 per share on the open market.

                              (viii)  On March 17, 1997, Mr. Luchak effected the
sale of 1,000 shares of Common Stock at a price of $12.75 per share on the open market.

                              (ix)    On March 18, 1997, Mr. Luchak effected the
sale of 5,000 shares of Common Stock at a price of $12.775 per share on the open market.

                              (x)     On March 20, 1997, Mr. Luchak effected the
sale of 1,000 shares of Common Stock at a price of $12.00 per share on the open market.

                              (xi)    On March 24, 1997, Mr. Luchak effected the
sale of 1,000 shares of Common Stock at a price of $13.00 per share on the open market.

                              (xii)   On March 24, 1997, Mr. Luchak effected the
sale of 1,000 shares of Common Stock at a price of $11.00 per share on the open market.

                              (xiii)  On March 26, 1997, Mr. Luchak effected the
sale of 1,000 shares of Common Stock at a price of $10.75 per share on the open market.

                              (xiv)   On March 27, 1997, Mr. Luchak effected the
sale of 2,000 shares of Common Stock at a price of $11.00 per share on the open market.

                              (xv)    On April 1, 1997, Mr. Luchak effected the
sale of 1,000 shares of Common Stock at a price of $11.875 per share on the open market.

                              (xvi)   On April 1, 1997, Mr. Luchak effected the
sale of 1,000 shares of Common Stock at a price of $12.125 per share on the open market.

                              (xvii)  On April 2, 1997, Mr. Luchak effected the
sale of 3,000 shares of Common Stock at a price of $11.375 per share on the open market.

                              (xviii) On April 2, 1997, Mr. Luchak effected the
sale of 1,000 shares of Common Stock at a price of $8.675 per share on the open market.

                              (xix)   On April 7, 1997, Mr. Luchak effected the
sale of 1,000 shares of Common Stock at a price of $10.00 per share on the open market.

                              (xx)    On April 9, 1997, Mr. Luchak effected the
sale of 300 shares of Common Stock at a price of $10.00 per share on the open market.

                              (xxi)   On April 21, 1997 the Reporting Persons
effected the acquisition of 555,556 shares of Common Stock and warrants to purchase 555,556 shares of Common Stock as described in Item 3.


         (d) Not applicable.

         (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Joint Filing Agreement among Mr. Michael G. DeGroote, and Westbury (Bermuda) Ltd.

Exhibit 2: Unit Purchase Agreement dated December 24, 1996 between MGD and the Company (filed as Appendix I to the Company's
                 Schedule 14C Information Statement dated March 24, 1997).

Exhibit 3: Warrant Agreement dated December 24, 1997 between MGD and the Company (filed as Appendix II to the Company's
                 Schedule 14C Information Statement dated March 24, 1997).




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
                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.



Dated:  May 5, 1997                     Michael G. DeGroote



                                        By: /s/ Michael G. DeGroote
                                           ----------------------------------
                                            Michael G. DeGroote


Dated:  May 5, 1997                     Westbury (Bermuda) Ltd.



                                        By: /s/ Michael G. DeGroote
                                           ----------------------------------
                                           Michael G. DeGroote
                                           President




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
                                   SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                            WESTBURY (BERMUDA) LTD.


NAME & CAPACITY WITH                         PRINCIPAL OCCUPATION                       PRINCIPAL
WESTBURY (BERMUDA) LTD.                        AND CITIZENSHIP                       BUSINESS ADDRESS
-----------------------                    -------------------------                 ----------------
Michael G. DeGroote                        Retired Businessman                       Victoria Hall
President, Director                        Canadian                                  11 Victoria Street
                                                                                     P. O. Box HM 1065
                                                                                     Hamilton, HMEX
                                                                                     Bermuda

James Watt                                 Financial Analyst                         Victoria Hall
Vice President,                            Canadian                                   11 Victoria Street
Director                                                                             P. O. Box HM 1065
                                                                                     Hamilton, HMEX
                                                                                     Bermuda

Fred Luchak                                Attorney                                  Victoria Hall
Secretary,                                 Canadian                                  11 Victoria Street
Director                                                                             P. O. Box HM 1065
                                                                                     Hamilton, HMEX
                                                                                     Bermuda

                               INDEX TO EXHIBITS



 NUMBER                                            EXHIBIT
 ------                                            -------
   1.*         Joint Filing Agreement among Mr. Michael G. DeGroote, and
               Westbury (Bermuda) Ltd.

   2.          Exhibit 2: Unit Purchase Agreement dated December 24, 1996 between
               MGD and the Company (filed as Appendix I to the Company's Schedule 14C
               Information Statement dated March 24, 1997).

   3.          Warrant Agreement dated December 24, 1997 between MGD and the Company
               (filed as Appendix II to the Company's Schedule 14C Information Statement
               dated March 24, 1997).



__________________________________________
* Filed herewith.